Hypo Real Estate
GROUP

Shareholding Disclosures

07.01.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Marshall Wace LLP

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG Marshall Wace LLP, The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT, United Kingdom („Investment Manager"), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 03 January 2008 of the following:

"We, the Investment Manager, hereby inform you according to section 21 para. 1 WpHG that on 27 December 2007 we have fallen below the threshold of 3 % of voting rights in Hypo Real Estate Holding AG, Unsöldstraße 2, D-80538 München, ("Issuer"). Henceforth, our share of voting rights in the Issuer amounted to 2.55 % (equivalent to 5,135,085 voting rights) as of the date mentioned above.

These are to be ascribed to us pursuant to sec. 22 paragraph 1 sentence 1 no 6 WpHG.

Munich, 07 January 2008
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END